SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ / MF) 02.558.115/0001-21
Corporate Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

TIM Participações informs that it will begin on June 19, 2018, the payment of dividends related to the fiscal year ended on December 31, 2017, in the total amount of R$ 103,325,029.15 (one hundred and three million, three hundred and twenty-five thousand, twenty nine reais and fifteen cents), as approved by resolution of the Ordinary and Extraordinary General Meeting held on April 19, 2018.

The Company notes that the date for identification of shareholders entitled to receive such amounts was established as April 19, 2018, and the shares acquired after this date are ex-dividend distribution rights.

1 – DIVIDENDS PER SHARES:

	Value per share	Total amount
Dividends	R$ 0.042690439	R$ 103,325,029.15

The amount per share was reduced by R$ 0.000005555, in view of the reduction in the number of treasury shares and the consequent increase in the number of shares entitled to receive dividends, arising from the Company's Long-Term Incentive Plan.

2 – FORM OF PAYMENT (BOOK-ENTRY SHARES):

2.1. The dividends related to the shares held by CBLC – Companhia Brasileira de Liquidação e Custódia – will be paid through B3 S.A. – Brasil Bolsa Balcão, which will pass them on to shareholders through custody agents;
2.2. Credit to the bank account designated by the shareholder with Banco Bradesco S/A; and

2.3. Payment of dividends by the branches of Banco Bradesco S / A, in the case of shareholders who do not meet the aforementioned standards. The shareholder that fits in this condition may be entitled to receive dividends, attending the places of service in possession of their CPF taxpayer card and personal identification document, when a private individual; CNPJ, Social Contract, Bylaws, Minutes of the Meeting that elected the board of executive officers and personal identification document and CPF of the legal representatives of the company, when legal entity, being mandatory the delivery of the respective power of attorney by public instrument, specific to receive dividends, when the shareholder is represented by a proxy.

3- SHAREHOLDER SERVICES LOCATIONS:

3.1. At any branch office of Banco Bradesco S.A.;

3.2. Additional information may be obtained at Banco Bradesco S.A. e-mail address: 4010.acecustodia@bradesco.com.br. Pursuant to Article 287, Item II, Letter “a” of Law 6,404/76 (Brazilian Corporation Law), the right to receive dividends expires in 3 (three) years from the date on which the dividends are made available to shareholders, and under Article 206, Paragraph 3, Item II of Brazil’s Civil Code, the option to make interest, dividend or supplementary payments expires in 3 (three) years.

Rio de Janeiro, June 18, 2018.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 18, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.